Exhibit 12.1

CalAmp Corp.
Ratio of Earnings to Fixed Charges (1)
(in thousands of US dollars except for ratios)

	Nine Months
	Ended			Year Ended
	November	February	February	February	February	March
	24,	25,	26,	27,	28,	1,
	2012	2012	2011	2010	2009	2008

Earnings (losses):
Income (loss) from continuing operations
before income taxes	12,041	5,279	(3,455)	(12,225)	(45,895)	(103,290)
Add
Fixed charges	745	1,783	2,084	1,594	1,861	2,970
Earnings (loss) as defined	12,786	7,062	(1,371)	(10,631)	(44,034)	(100,320)

Fixed charges:
Interest expense and amortization
of debt issue costs and discount	316	1,261	1,445	940	1,091	1,903
Estimated interest component
of rent	429	522	639	654	770	1,067
Total fixed charges	745	1,783	2,084	1,594	1,861	2,970

Deficiency of earnings available to cover fixed
charges (2)	-	-	3,455	12,225	45,895	103,290

Ratio of earnings to fixed charges	17.2	4.0	-	-	-	-

(1)	We compure the ratio of earnings to fixed charges by dividing (i) earnings, which consists of income from continuing operations before income taxes plus fixed charges, by (ii) fixed charges, which consist of interest expense and estimated interest component of rent.

(2)	Earnings were insufficient to cover fixed charges by $3.5 million, $12.2 million, $45.9 million and $103.3 million in 2011, 2010, 2009 and 2008, respectively.